Exhibit 99.6

Purchase and Sale of Equity Interest Agreement

This Purchase and Sale of Equity Interest Agreement (this “Agreement”) is entered into by and among the following Parties on [December 29], 2021 in Beijing, China:

Party A: Zhihui Qiyuan (Hainan) Investment Co., Ltd

Legal representative: Xiaoke Yin

Party B: Junpeng Guo

Party C: Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership)

Executive Partner: Qingdao Zhengnong Equity Investment Management Partnership (Limited Partnership)

Party D: Ting Zhao

Party E: Tianjin Yieryi Technology Co., Ltd.

Legal representative: Junpeng Guo

Whereas:

1.	Tianjin Yieryi Technology Co., Ltd. (“Company”) is a limited liability company established in China (unified social credit code: 91120222MA05KF7490), with a registered capital of RMB17.5 million. Party A, Party B, Party C and Party D are shareholders of the Company and collectively hold 100% equity of the Company, in which Party A holds 12% equity interest, Party B holds 73.14% equity interest, Party C holds 8% of equity interest, and Party D holds 6.86% equity interest.

2.	Each party to this Agreement agrees that Party A transfers all of the equity interest held by Party A in the Company to Party B in accordance with this Agreement, and Party B agrees to acquire Party A's equity in accordance with this Agreement.

NOW, THEREFORE, in accordance with the Civil Code of the People's Republic of China, the Company Law of the People's Republic of China and other laws and regulations, the Parties, through amicable consultation, enter into this Agreement for performance, as follows:

1. Equity Transfer and Shareholding Structure

The Parties agree that after execution of this Agreement, Party A shall transfer Party B all of the 12% equity interests held by Party A in the Company, and the Parties shall make full cooperation with each other to go through registration procedures regarding such equity transfer in local Administration for Market Regulation (“Equity Transfer Registration”). Upon completion of such registration, Party A will not hold any equity interest in the Company.

After the equity transfer, the Company's shareholding structure is as follows:

Shareholders	Registered Capital (RMB)	Percentage
Party B	14,900,000	85.14%
Party C	1,400,000	8%
Party D	1,200,000	6.86%
Total	17,500,000	100%

2. Equity Transfer Consideration

2.1. The purchase price for equity transfer under this Agreement is RMB30,000,000.

2.2. Payment Schedule: The purchase price shall be paid within 1 year after the completion of Equity Transfer Registration.

3. Rights and Obligations of the Parties

3.1. All parties shall cooperate with each other to complete Equity Transfer Registration and provide all necessary documents and materials as required by the Company.

3.2. Within 30 business days after the receipt of all necessary documents and materials provided by the Parties including the shareholders’ resolutions, the Company shall make filing with and complete the Equity Transfer Registration, including but not limited to change of the shareholders and shareholding structure of the Company, adoption of the revised articles of association of the Company, and further, deliver to the Parties scanned copies of the original and duplicate of the updated business license of the Company.

4. Undertakings and Warranties

4.1. Each party to this Agreement has full capacity for civil rights and civil conduct, and all the necessary qualifications to enter into this Agreement.

4.2. The representative of each Party has been authorized to execute this Agreement in due course.

4.3. The documents and materials provided by all Parties concerned are authentic, accurate and valid.

5. Confidentiality

Each Party warrants to each other that it/he/she will keep all the documents and information received from other Parties in confidentiality, including trade secrets, corporate plans, operational activities, financial information, technical information, business information and other trade secrets, and shall not make it available to the public in the course of discussing, signing and executing this Agreement as it/he/she learned. Each Party shall not disclose all or part of the trade secret to any third party without the consent of the original party providing such information and documents, unless otherwise provided by laws and regulations or as agreed by the parties.

6. Validity

6.1. If any provision of this Agreement is inconsistent with the prior agreements entered into by the parties or articles of association of the Company, this Agreement shall prevail to the extent as agreed by Parties hereunder.

6.2. The Parties can make supplements to this Agreement with respect to any other matters not provided herein through mutual consultation, and shall make written supplementary agreement for all parties’ execution, which will be construed as an integral part of this Agreement. If any provision of the supplementary agreement is inconsistent with this Agreement, such the supplementary agreement shall prevail.

7. Liability of Breach

7.1. If any party violates any provision of this Agreement, supplementary agreement or the articles of association of the Company, it shall indemnify and hold harmless other observing parties from and against any loss or damage arising from or in relation with such breaching party’s breach of the agreements, and the observing parties shall have the right to notify the breaching party in writing to correct or remedy such breaches within a period as so notified, and shall be entitled to require the breaching party to make compensation for the observing party against losses caused by such breaching party due to its violation of agreements.

7.2. All parties shall abide by laws, administrative regulations and the articles of association of the Company and exercise shareholders' rights in accordance with the law and shall not abuse shareholders' rights to harm the interests of the Company or other shareholders. Any party who abuses shareholders' rights and causes losses to the Company or other shareholders shall be liability to make compensation based on the actual losses of the Company or other shareholders.

8. Notice

All notices required to be given by one party to others, as well as the exchange of documents between the parties and the notices and requirements related to this Agreement, can be delivered by letter, fax, telegram, e-mail, mobile phone short message.

The notices or correspondence addresses of the Parties are as follows:

Party A: Zhihui Qiyuan (Hainan) Investment Co., Ltd.

Contact: Xiaoke Yin

Party B: Junpeng Guo

Party C: Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership)

Contact: Changfu Lu

Party D: Ting Zhao

Party E: Tianjin Yieryi Technology Co., Ltd

Contact: Junpeng Guo

9. Dispute Resolution

9.1. The conclusion, interpretation and performance of this Agreement shall follow the laws and regulations of the People's Republic of China.

9.2. Any disputes arising out of or relating to the execution and performance of this Agreement shall be resolved by friendly negotiation firstly. In case of failure of agreement or negotiation, the Parties to this Agreement irrevocably agree to submit the dispute to the Beijing Arbitration Commission for arbitration in accordance with the arbitration rules then effective. The arbitral award is final and binding on all Parties.

10. Effectiveness

10.1. This Agreement shall become effective upon signature or seal by Party A, Party B, Party C, Party D and Party E.

10.2. If any term or provision of this Agreement is found to be invalid by law or cannot be enforced due to external reasons, the parties shall cooperate and make corresponding amendments or adaptations to achieve the original intention of the terms or agreements.

10.3. The execution of this Agreement shall replace any oral agreement, agreement or undertaking reached by the Parties with respect to the matters hereunder prior to the execution hereof.

10.4. This Agreement is made in five counterparts and each Party will hold one copy, and each copy shall have the same legal effect.

[signature pages to follow]

[Signature Page to Purchase and Sale of Equity Interest Agreement]

Party A: Zhihui Qiyuan (Hainan) Investment Co., Ltd. (seal)

Legal Representative: Xiaoke Yin

Signature: /s/ Xiaoke Yin

[Signature Page to Purchase and Sale of Equity Interest Agreement]

Party B: Guo Junpeng

Signature: /s/ Junpeng Guo

[Signature Page to Purchase and Sale of Equity Interest Agreement]

Party C: Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership)(seal)

Executive Partner: Qingdao Zhengnong Equity Investment Management Partnership (Limited Partnership) (seal)

Authorized Signatory: /s/ Changfu Lu

[Signature Page to Purchase and Sale of Equity Interest Agreement]

Party D: Ting Zhao

Signature: /s/ Ting Zhao

[Signature Page to Purchase and Sale of Equity Interest Agreement]

Party E: Tianjin Yieryi Technology Co., Ltd. (seal)

Legal Representative: Junpeng Guo

Signature: /s/ Junpeng Guo